UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at August 25, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 25, 2006

Print the name and title of the signing officer under his signature.

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      TKO ANNOUNCES                                                                                                           TKO ANNOUNCES

Taseko Mines Limited
1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free 1-800-667-2114
www.tasekomines.com

TASEKO ANNOUNCES $11.5 MILLION INVESTMENT IN
CONTINENTAL MINERALS CORPORATION

August 25, 2006, Vancouver, BC - Taseko Mines Limited ("Taseko") (TSX:TKO; AMEX: TGB) announces that it has reached an agreement with Continental Minerals Corporation ("Continental") whereby Taseko will purchase an $11.5 million principal amount convertible secured promissory note of Continental (the "Note"). The Note, if not earlier converted, redeemed or repaid on the terms outlined below, is due one year from its date of issuance (the "Closing").

Taseko has the right to convert any or all of the principal then outstanding under the Note plus a 5% premium into Continental common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also receives the right to participate in Continental's future financings (the "Participation Right") and in such event can redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note or its redemption in the event that the Participation Right is exercised, Taseko will acquire a right of first refusal (the "Pre-Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, excepting certain normal course securities issuances, offered by Continental in a subsequent financing until a maximum of 19.9% of Continental's then outstanding shares on a fully diluted basis are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash, or at Taseko's election, in Continental common shares based upon the higher of the five day volume weighted average of the closing price of Continental's common shares at the time the interest payment is due or at Closing. Repayment of the Note is secured by an indirect pledge of Continental's 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by Continental in respect of senior debt. Continental retains the right to pre-pay the Note on 10 days notice, after 180 days from the Closing.

Taseko and Continental are both Hunter Dickinson Inc. operated companies and have certain common directors and, accordingly, the independent directors of each company have approved this financing. Completion of this financing is subject to regulatory approval. Any Continental shares issued pursuant to conversion of the Note will be subject to a four month hold period from Closing.

Russell Hallbauer
President and CEO
                                                                                     All currencies expressed in Canadian dollars

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.